SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                              For August 17, 2004


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F   [ X ]          Form 40-F [   ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                           Yes [   ]                   No  [ X ]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2004
                          TO BE HELD SETPEMBER 7, 2004

     Notice is hereby given that an annual meeting of the shareholders (the "Shareholders") of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation" or "Bonso"), will be held at 8:30 a.m., local time, on September 7, 2004, at the Richmond Meeting Room in the Hilton Toronto, located at 145 Richmond Street West, Toronto, Ontario, Canada, M5H 2L2, and any adjournments or postponements thereof (the "Meeting" or "Annual Meeting") for the following purposes:

     1. To elect the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Anthony So; Kim Wah Chung; Cathy Kit Teng Pang; Woo Ping Fok; John Stewart Jackson IV; George O'Leary; and Henry F. Schlueter;

     2. To approve and ratify the Corporation's 2004 Stock Bonus Plan (the "Plan"), which authorizes the issuance of up to 500,000 shares of the Corporation's $0.003 par value common stock ("Common Stock") that may be issued under the Plan;

     3. To ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2005; and

     4. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only Shareholders of record at the close of business on August 3, 2004, shall be entitled to notice of and to vote at the meeting or any adjournments thereof. All Shareholders are cordially invited to attend the Meeting in person.

                                By Order of the Board of Directors

August 5, 2004                  Anthony So, Chairman and Chief Executive Officer
Hong Kong

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.

                      BONSO ELECTRONICS INTERNATIONAL INC.
                                 Star House 11/F
                                Unit 1106 - 1110
                                3 Salisbury Road
                                   Tsimshatsui
                               Kowloon, Hong Kong

                                 PROXY STATEMENT
                              DATED AUGUST 5, 2004

                         ANNUAL MEETING OF SHAREHOLDERS
                    FOR THE FISCAL YEAR ENDED MARCH 31, 2004
                         TO BE HELD ON SETPEMBER 7, 2004

                                     GENERAL

     This Proxy Statement is being furnished to the Shareholders of Bonso Electronics International Inc. ("Bonso" and "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation (the "Board of Directors") from the Shareholders of the Corporation for use at the Annual Meeting of the Shareholders to be held at 8:30 a.m., local time, on September 7, 2004, at the Richmond Meeting Room in the Hilton Toronto, located at 145 Richmond Street West, Toronto, Ontario, Canada, M5H 2L2, and any adjournments or postponements thereof. This Proxy Statement, Notice of Annual Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to Shareholders on or about August 13, 2004.

                       VOTING SECURITIES AND VOTE REQUIRED

     Only Shareholders of record at the close of business on August 3, 2004 (the "Record Date"), are entitled to notice of and to vote the shares of Common Stock of the Corporation held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date, 5,758,365 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting or any adjournments thereof.

     The presence, in person or by proxy, of the holders of one-third of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Assuming that a quorum is present, the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Meeting in person or by proxy and entitled to vote will be required to approve Proposals 1, 2 and 3 and to adopt the resolutions of the Shareholders corresponding to such proposals.

     Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business; however, abstentions will have the effect of a negative vote on the proposals being submitted. Abstentions may be specified on the proposal to ratify the selection of PricewaterhouseCoopers as the independent accountants of the Corporation. A broker "non-vote" will have no effect on the outcome of any of the proposals.

     If the accompanying Proxy Card is properly signed and returned to the Corporation and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy Card will vote "FOR" each proposal to be considered by the Shareholders at the Meeting or, if no such recommendation is given, in their own discretion. The Corporation's executive officers and directors have advised the Corporation that they intend to vote their shares (including those shares over which they hold voting power), representing approximately 2,261,908 shares or 40.33% of the outstanding shares of Common Stock as of June 14, 2004, in favor of each of the proposals above. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Corporation prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall be cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Corporation.

     In order to assure that there is a quorum, it may be necessary for certain officers, directors, regular employees and other representatives of the Corporation to solicit Proxies by telephone, facsimile or in person. These persons will receive no extra compensation for their services.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    ----------------------------------------
                              OWNERS AND MANAGEMENT
                              ---------------------

     The following table shows the number of shares of Common Stock beneficially owned by each shareholder of the Corporation who beneficially owns 5% or more of the Corporation's Common Stock and the Corporation's directors and executive officers, both individually and as a group, as of June 14, 2004:


                                                                               Total Number of
                                          Shares of                               Shares of
                                         Common Stock                           Common Stock      Percent of
                                           Owned of          Options and        Beneficially      Beneficial
       Name                                 Record          Warrants Held           Owned          Ownership
       ----                                 ------          -------------           -----          ---------

Anthony So                               1,626,195(1)              636,500(2)         2,262,695     35.55%

Kim Wah Chung                                  93,700        115,000(3)(4)(5)           208,700      3.57%

Cathy Kit Teng Pang                            35,438        115,000(3)(4)(5)           150,438      2.57%

Henry F. Schlueter                             24,000        30,000(6)(7)(11)            54,000      0.90%

Woo-Ping Fok                                   48,407       50,000(8)(10)(11)            98,407      1.70%

George O'Leary                                 20,000       30,000(8)(11)(12)            50,000      0.08%

J. Stewart Jackson IV                      462,575(9)             40,000(10)(11)        502,757      8.71%

W. Douglas Moreland                           501,400                      0            501,400      8.75%

All Directors and Officers  as a            2,310,315              1,016,500          3,326,815     49.32%
group (7 persons)

(1) Includes 1,143,421 shares of common stock owned of record by a corporation that is wholly owned by a trust of which Mr. So is the sole beneficiary.
(2) Includes options to purchase 158,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010, options to purchase 128,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, options to purchase 128,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012, and options to purchase 222,500 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(3) Includes options to purchase 20,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(4) Includes options to purchase 20,000 shares of common stock at an exercise price of $3.65 per share expiring on April 9, 2011, and options to purchase 20,000 shares of common stock at an exercise price of $2.50 per share expiring on March 6, 2012.
(5) Includes options to purchase 55,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(6) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.00 per share expiring January 6, 2010.
(7) Includes options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2013.
(8) Includes options to purchase 10,000 shares of common stock at an exercise price of $8.125 per share expiring January 12, 2010.
(9) Includes 461,975 shares held by Mr. Jackson and 600 shares held by Mr. Jackson's wife.
(10) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011, options to purchase 10,000 shares of common stock at an exercise price of $2.55 per share expiring on October 15, 2011 and options to purchase 10,000 shares of common stock at an exercise price of $1.61 per share expiring on April 1, 2003.
(11) Includes options to purchase 10,000 shares of common stock at an exercise price of $6.12.
(12) Includes options to purchase 10,000 shares of common stock at an exercise price of $7.875 per share expiring on January 9, 2011.

     There are no arrangements known to the Corporation the operation of which may at a subsequent date result in a change in control of the Corporation.

                                BOARD COMMITTEES

     On October 1, 1994, the Board of Directors appointed, and has since maintained, an Audit Committee of the Corporation. The Committee was established to (i) review and approve the scope of audit procedures employed by the Corporation's independent auditors; (ii) review and approve the audit reports rendered by the Corporation's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Effective as of August 17, 2000, the Board of Directors adopted a formal charter for its Audit Committee. Messrs. Woo Ping and Henry F. Schlueter are members of our Audit Committee. Mr. Woo Ping Fok acts as chairman of the Audit Committee. Mr. Fok is "independent" as defined in the NASDAQ listing standards; however, Mr. Schlueter is not "independent" under those standards.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The aggregate amount of compensation paid by us and our subsidiaries during the year ended March 31, 2004 to all directors and officers as a group for services in all capacities was approximately $1,314,424 including compensation in the form of housing in Hong Kong for our Chairman and Chief Executive Officer and our Director of Engineering and Research and Development, which is consistent with the practice of other companies in Hong Kong. Total compensation for the benefit of Anthony So was $630,821, for the benefit of Cathy Kit Teng Pang was $128,015, for the benefit of Kim Wah Chung was $152,554, for the benefit of Mr. George O'Leary was $172,125, and for the benefit of Henry F. Schlueter was an aggregate of $230,909. The $230,909 listed as having been paid for the benefit of Mr. Schlueter was paid to his law firm, Schlueter & Associates, P.C. for legal services rendered and expenses incurred.

     We did not set aside or accrue any amounts to provide pension, retirement or similar benefits for directors and officers for the fiscal year ended March 31, 2004, other than contributions to our Provident Fund Plan which aggregated $33,554 for officers and directors during the fiscal year ended March 31, 2004.

Employment Agreements

     We have employment agreements with Anthony So, Kim Wah Chung and Cathy Kit Teng Pang. The employment agreements expire on March 31, 2008; however, they are automatically renewable on an annual basis for additional one-year increments. Mr. So's employment agreement provides for a yearly salary of $700,000 per year plus bonus. Mr. Chung's employment agreement provides for a yearly salary of $150,000 per year plus bonus and Ms. Pang's employment agreement provides for a yearly salary of $135,000 per year plus bonus. The employment agreements contain provisions under which we will be obligated to pay Mr. So, Mr. Chung and Ms. Pang all compensation for the remainder of their employment agreements and five times their annual salary and bonus compensation upon a change of control, as defined in the agreements.

Options of Directors and Senior Management

     The following table provides information concerning options owned by the directors and senior management at June 14, 2004.

--------------------------------------------------------------------------------------------
                      Number of Common Shares
                           Subject to                Exercise Price
     Name                 Stock Options                Per Share             Expiration Date
     ----                 -------------                ---------             ---------------

Anthony So                   158,000                     $8.00               January  6, 2010
                             128,000                     $3.65               April 9, 2011
                             128,000                     $2.50               March 6, 2012
                             222,500                     $1.61               April 1, 2013

---------------------------------------------------------------------------------------------
Kim Wah Chung                 20,000                     $8.00               January  6, 2010
                              20,000                     $3.65               April 9, 2011
                              20,000                     $2.50               March 6, 2012
                              55,000                     $1.61               April 1, 2013

---------------------------------------------------------------------------------------------
Cathy Kit Teng Pang           20,000                     $8.00               January  6, 2010
                              20,000                     $3.65               April 9, 2011
                              20,000                     $2.50               March 6, 2012
                              55,000                     $1.61               April 1, 2013

---------------------------------------------------------------------------------------------
George O'Leary                10,000                     $8.125              January 12, 2010
                              10,000                     $7.875              January 9, 2011
                              10,000                     $6.12               March 26, 2014

---------------------------------------------------------------------------------------------
Woo-Ping Fok                  10,000                     $8.125              January 12, 2010
                              10,000                     $7.875              January 9, 2011
                              10,000                     $2.55               October 15, 2011
                              10,000                     $1.61               April 1, 2013
                              10,000                     $6.12               March 26, 2014

--------------------------------------------------------------------------------------------
J. Stewart Jackson IV         10,000                     $7.875              January 9, 2011
                              10,000                     $2.55               October 15, 2011
                              10,000                     $1.61               April 1, 2013
                              10,000                     $6.12               March 26, 2014

--------------------------------------------------------------------------------------------
Henry F. Schlueter            10,000                     $8.00               January 6, 2010
                              10,000                     $1.61               April 1, 2013
                              10,000                     $6.12               March 26, 2014
--------------------------------------------------------------------------------------------

Directors

     Except for that mentioned above, our directors do not receive any additional monetary compensation for serving in their capacities. However, outside directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. (See "Stock Option Plans -- The 1996 Non-Employee Directors' Stock Option Plan," below.) All directors are reimbursed for all reasonable expenses incurred in connection with services as a director.

Provident Fund Plan

     Our wholly-owned foreign subsidiary, Bonso Electronics Limited ("BEL"), started a Provident Fund Plan (the "Plan") effective January 1, 1998, with a major international assurance company to provide life insurance and retirement benefits for its employees. All permanent full time employees who joined BEL before December 2000, excluding factory workers, are eligible to join the Plan.

     Members of the Plan are required to contribute 5% of their monthly salary. The contribution by BEL is as follows:

Years of Service                             % of salary as BEL's contribution
----------------                             ---------------------------------

Less than 5 years                                           5.0%
5 to 10 years                                               7.5%
More than 10 years                                         10.0%

     The Mandatory Provident Fund (the "MPF") was introduced by the Hong Kong Government in December 2000. BEL joined the MPF with a major international assurance company. All permanent full time employees who joined BEL in or after December 2000, excluding factory workers, are eligible to join the MPF. Members' and employers' each contribute 5% of the members' monthly salaries to the MPF and are subject to a maximum contribution of HK$1,000 monthly.

     At normal retirement age, death or ill health, the member shall be entitled to receive from the Plan a lump sum equal to the total of the member's and BEL's contributions plus a return on their investment. On resignation prior to normal retirement age, a member shall be entitled to receive from the Plan a lump sum equal to the member's contributions plus a percentage of the employer's balance determined in accordance with a predetermined set scale.

     BEL's total contributions to the Plan and the MPF for the years ended March 31, 2004, 2003 and 2002 amounted to $77,402, $73,945 and $78,995, respectively.

Compensation Pursuant to Options to Purchase Common Stock

     Outside, non-employee directors receive stock options pursuant to the 1996 Non-Employee Directors' Stock Option Plan and have been granted other options. In October 1996, the Board of Directors adopted a 1996 Non-Employee Directors' Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 100,000 shares of the Corporation's Common Stock. In January 2000, the Shareholders approved the proposal of the Board of Directors to increase from 100,000 to 600,000 in the aggregate number of options to purchase Common Stock of the Corporation under the Non-Employee Directors' Plan. The purpose of the 1996 Non-Employee Directors' Stock Option Plan is to promote the long-term success of the Corporation by creating a long-term mutuality of interests between the non-employee directors and the stockholders of the Corporation, to provide an additional inducement for the non-employee directors to remain with the Corporation and to provide a means through which the Corporation may attract able persons to serve as directors of the Corporation. The 1996 Non-Employee Directors' Stock Option Plan is administered by a committee appointed by the Board of Directors.

     Under the 1996 Non-Employee Directors' Stock Option Plan, on the third business day following each annual meeting of the stockholders, each director who is not then an employee of the Corporation or any of its subsidiaries will automatically be granted a stock option to purchase 10,000 shares of Common Stock. The exercise price of all options granted under the 1996 Non-Employee Directors' Stock Option Plan will be equal to the fair market value of the underlying shares on the date of grant, based on guidelines set forth in the plan. The exercise price may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee administering the 1996 Non-Employee Directors' Stock Option Plan. The term of each option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan will be ten years from the date of grant; however, no option may be exercised during the first six months of its term. The term of an option granted pursuant to the 1996 Non-Employee Directors' Stock Option Plan may be reduced in the event that the optionee ceases to be a director of the Corporation. No option granted pursuant to the plan will be transferable otherwise than by will or the laws of descent and distribution.

     Employee directors may receive stock options pursuant to the Corporation's 1996 Stock Option Plan. In October 1996, the Board of Directors adopted the 1996 Stock Option Plan which provided for the grant of options to purchase an aggregate of not more than 400,000 shares of the Corporation's Common Stock. In January 2000, the shareholders of the Corporation approved the proposal of the Board of Directors to increase from 400,000 to 900,000 in the aggregate the number of options to purchase Common Stock of the Corporation under the 1996 Stock Option Plan. The purpose of the 1996 Stock Option Plan is to make options available to management and employees of the Corporation in order to encourage them to secure or increase on reasonable terms their ownership of Common Stock in the Corporation and to encourage them to remain in the employ of the Corporation.

     The 1996 Stock Option Plan is administered by a committee appointed by the Board of Directors which determines the persons to be granted options under the plan, the number of shares subject to each option, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 1996 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the committee administering the 1996 Stock Option Plan.

     On March 23, 2004, our stockholders adopted the 2004 Stock Option Plan (the "2004 Plan") which provides for the grant of up to six hundred thousand (600,000) shares of the Corporation's Common Stock in the form of stock options, subject to certain adjustments as described in the Plan.

     The purpose of the 2004 Plan is to secure key employees to remain in the employ of the Corporation and to encourage such employees to secure or increase on reasonable terms their Common Stock ownership in the Corporation. The Corporation believes that the Plan promotes continuity of management and increased incentive and personal interest in the welfare of the Corporation.

     The 2004 Plan is administered by a committee appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The committee members currently are Anthony So, Woo Ping Fok and George O'Leary. The committee determines the specific terms of the options granted, including the employees to be granted options under the plan, the number of shares subject to each option grant, the exercise price of each option and the option period, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. The exercise price of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the plan will be transferable by the optionee other than by will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by the optionee.

     The exercise price of an option granted pursuant to the 2004 Stock Option Plan may be paid in cash, by the surrender of options, in Common Stock, in other property, including a promissory note from the optionee, or by a combination of the above, at the discretion of the Committee.

     As of August 5, 2004, no shares have been granted under the 2004 Plan.

                              CERTAIN TRANSACTIONS

     Over the years, the Corporation has provided to and received cash advances from its officers and directors. In October 1994, the Board of Directors adopted a policy resolution prohibiting the Corporation from making any loan or advance of money or property, or guaranteeing the obligation of any directors of the Corporation, and limiting the Corporation's ability to make such loans, advances or guarantees to officers of the Corporation or its subsidiaries unless a majority of independent, disinterested outside directors determine that such loan, advance or guarantee may reasonably be expected to benefit the Corporation. Further, all future material affiliated transactions, loans and loan guarantees, if any, will be made on terms that are no less favorable to the Corporation than those that are generally available from unaffiliated third parties. The Corporation has neither provided nor received any cash advances to its officers or directors since this policy resolution was adopted.

     It is common practice in Hong Kong, the location of the Corporation's principal executive offices, to provide a housing allowance or living accommodations for senior executives as part of their compensation. One of the Corporation's properties in Hong Kong is provided to Mr. So as part of his compensation. The Corporation also provides Mr. Chung with a housing allowance.

     Mr. George O'Leary, a director, is paid a consulting fee by the Corporation for support and marketing services such as soliciting customers, negotiating prices and public relations in the United States. During the fiscal year ended March 31, 2004, Mr. O'Leary was paid a consulting fee of $172,125.

     During the fiscal year ended March 31, 2004 we paid Schlueter & Associates, P.C. an aggregate of $230,909 for legal fees and expenses. Mr. Henry F. Schlueter, a director, is the Managing Director of Schlueter & Associates, P.C.

                                   PROPOSAL 1

                              ELECTION OF SEVEN (7)
                PERSONS TO SERVE AS DIRECTORS OF THE CORPORATION

     The Corporation's directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Corporation shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by Shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Corporation's Board of Directors. The Corporation is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Corporation prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     Anthony So, 60, is the founder of Bonso. He is our Chief Executive Officer and Chief Financial Officer and has been our President, Chairman of the Board of Directors and Treasurer since inception, and our Secretary since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a master's degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     Kim Wah Chung, 46, has been a director since September 21, 1994. Mr. Chung has been employed by us since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved in all of our major product developments. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

     Cathy Kit Teng Pang, 42, has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by us as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined us in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     Woo-Ping Fok, 55, was elected to our Board of Directors on September 21, 1994. Mr. Fok has practiced law in Hong Kong since 1991 and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory.

     J. Stewart Jackson IV, 68, has been a director since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently president. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     George O'Leary, 66, has been a director since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     Henry F. Schlueter, 53, has been a director since October 2001, and has been our Assistant Secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the Managing Director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. Mr. Schlueter has served as our United States corporate and securities counsel since 1988. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of our directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer. Our directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

Board Recommendation

     The Board of Directors recommends a vote FOR the election of each of the seven (7) nominees for directors of the Corporation.

                                   PROPOSAL 2

                    PROPOSAL TO ADOPT, APPROVE AND RATIFY THE
                              2004 Stock BONUS Plan

     Effective August 5, 2004, the Corporation's Board of Directors adopted and approved the Corporation's 2004 Stock Bonus Plan (the "Stock Bonus Plan"). The following summary of the principal features of the Plan is qualified in its entirety by reference to the terms and provisions of the Stock Bonus Plan, a copy of which is attached hereto as Exhibit A.

     The Stock Bonus Plan authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation's Common Stock in the form of stock a stock bonus. The Corporation has not yet granted any stock bonuses under the Stock Bonus Plan.

     The Corporation has not made any determination with respect to future issuance of shares under the Stock Bonus Plan and any issuance of shares will be made only in accordance with the provisions of the Stock Bonus Plan.

Purpose

     The purpose of this Stock Bonus Plan is to: (i) induce key employees to remain in the employ of Bonso Electronics International Inc., a British Virgin Islands International Business Company (the "Corporation"), or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; and (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries (the grant of Bonus Stock under this Plan shall be referred to as a "Bonus Stock Award"). The Corporation believes that Stock Bonus Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation.

Administration

     The Stock Bonus Plan shall be administered by a committee (the "Committee") appointed by the Board of Directors which consists of at least two but not more than three members of the Board, one of who shall be a non-employee of the Corporation. The initial Committee members shall be Anthony So, Woo Ping Fok and George O'Leary. The Committee shall have authority, in its sole discretion: (i) to determine the parties to receive bonus stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares; (ii) to construe and interpret the terms of the Stock Bonus Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Stock Bonus Plan; and (iv) to make all other determinations necessary or advisable for administering the Stock Bonus Plan.

Stock Subject to Stock Bonus Plan

     The Stock Bonus Plan authorizes the issuance of up to five hundred thousand (500,000) shares of the Corporation's Common Stock.


Required Vote

     Approval of the Stock Bonus Plan requires the affirmative vote of a majority of the shares eligible to vote on this proposal that is present and voting at the meeting.

     Unless otherwise directed by Shareholders, the proxy holders will vote all shares represented by Proxies held by them to approve Stock Bonus Plan.

                                   PROPOSAL 3

                    RATIFICATION OF SELECTION OF ACCOUNTANTS

     The Board of Directors has selected PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2005, and has further directed that the Corporation submit the selection of the independent public accountants for ratification by Shareholders at the Annual Meeting of Shareholders.

     Unless otherwise directed by Shareholders, the proxy holders will vote all shares represented by Proxies held by them to ratify the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2005.

                      Fees Paid to the Independent Auditors

Audit Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for the audit of the Corporation's annual consolidated financial statements for the year ended March 31, 2004 were $120,000.

Tax Fees

     The aggregate fees billed by PricewaterhouseCoopers for professional services rendered for tax compliance, tax advice and tax planning for the year ended March 31, 2004 ("Tax Fees") were $5,900.

All Other Fees

     PricewaterhouseCoopers billed $10,256 for additional professional services related to the review of our registration statement on Form F-2 during the fiscal year ended March 31, 2004.


Board Recommendation

     The Board of Directors recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2005.

GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting of Shareholders other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is intended that the Proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.

                                By Order of the Board of Directors



                                Anthony So, Chairman of the Board of Directors

                                    EXHIBIT A

                      BONSO ELECTRONICS INTERNATIONAL INC.

                              2004 STOCK BONUS PLAN


1. Purposes of the Plan.

     The purpose of this Stock Bonus Plan (the "Plan") is to: (i) induce key employees to remain in the employ of Bonso Electronics International Inc., a British Virgin Islands International Business Company (the "Corporation"), or of any subsidiary of the Corporation; (ii) encourage such employees to secure or increase their stock ownership in the Corporation; (iii) reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries (the grant of Bonus Stock under this Plan shall be referred to as a "Bonus Stock Award"). The Board of Directors of the Corporation believes the Plan will promote continuity of management and increased incentive and personal interest in the welfare of the Corporation by those who are primarily responsible for shaping and carrying out the long-range plans of the Corporation and securing its continued growth and financial success.

2. Shares Subject to the Plan.

     Subject to the provisions of Section 7 of the Plan, an aggregate of 500,000 shares of Common Stock, par value $.003 per share, of the Corporation ("Common Stock"), are available for the issuance under the Plan as compensation for services to the Corporation ("Bonus Stock").

     The shares to be issued as Bonus Stock under the Plan may be authorized but unissued shares of Common Stock or issued shares of Common Stock which are held in the treasury of the Corporation.

3. Term of the Plan.

     The Plan shall become effective on August 5, 2004, the date adopted by the Board of Directors, subject to the later adoption of the Plan by the Stockholders' of the Corporation at the next Stockholders' meeting.




4. Administration of the Plan.

     The Plan shall be administered by a Committee (the "Committee") appointed by the Board of Directors of the Corporation (the "Board") which consists of not less than two nor more than three members of the Board, one of whom shall be the Chairman of the Board and the other members of the Committee shall be non-employee members of the Board in order to be eligible to be members of the Committee. The initial Committee shall consist of Anthony So, Woo Ping Fok and George O'Leary. The Committee shall keep records of action taken at its meetings. A majority of the Committee shall constitute a quorum at any meeting, and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all the members of the Committee, shall be the acts of the Committee. Acts of the Committee approved in writing shall be effective at the time and date that the last member of the Committee signs such writing unless the Committee members establish a different effective time or date. Such action has the same effect as action taken at a meeting of the Committee and may be described as such in any document. The Chairman of the Board shall serve as the Chairman at all meetings of the Committee. One or more members of the Committee may participate in Committee meetings by, or conduct the meeting through the use of, any means of communication by which all members of the Committee participating may hear each other during the meeting. A Committee member participating in a meeting by this means is deemed to be present in person at the meeting.

     Subject to the express provisions of the Plan, the Committee shall have the authority, in its sole discretion: (i) to determine the parties to receive Bonus Stock, the times when they shall receive such awards, the number of shares to be issued, and the time, terms and conditions of the issuance of any such shares;
(ii) to construe and interpret the terms of the Plan; (iii) to establish, amend and rescind rules and regulations for the administration of the Plan; and (iv) to make all other determinations necessary or advisable for administering the Plan. The determinations of the Committee or the Board of Directors, as the case may be, on the matters referred to in this Section 4 shall be final and conclusive.

5. Eligibility and Selection.

     The Committee or the Board of Directors, as the case may be, shall have sole and absolute discretion to issue Bonus Stock under the Plan to reward employees, non-employee directors, advisors and consultants for services rendered or to be rendered to or for the benefit of the Corporation, or any of its subsidiaries (the grant of Bonus Stock under this Plan shall be referred to as a "Bonus Stock Award"). In determining the parties to whom Bonus Stock Awards shall be granted under the Plan and the number of shares of Common Stock which may be granted to such persons, the Committee shall consider the duties of the parties, their present and potential contributions to the success of the Corporation, and such other factors as the Committee or the Board of Directors deems relevant in furthering the purposes of the granting of such Bonus Stock and the interests of the Corporation. A party may receive more than one Bonus Stock Award under the Plan.

6. Bonus Stock Awards.

     (a) The Committee or the Board of Directors, as the case may be, shall determine for each party chosen to participate in the Plan ("Participant") the number of shares of Common Stock to be covered by each Bonus Stock Award and the installments, if any, in which the Bonus Stock will be granted.

     (b) The Committee or the Board of Directors shall determine the terms, conditions and restrictions, if any, to which such Bonus Stock or its issuance will be subject. Any restrictions imposed shall be evidenced by a written agreement executed by the Participant. Such agreement shall also include any terms and conditions required by applicable securities laws.

     (c) The Corporation shall deliver to the Participant on the date specified, or as soon thereafter as is practicable, the number of shares of Common Stock specified in such Participant's Bonus Stock Award, subject to and in accordance with the Bonus Stock Award.

     (d) Bonus Stock Awards shall not be transferable other than by the last will and testament of the holder of the Bonus Stock Award or the applicable laws of descent and distribution. Bonus Stock Awards may not be assigned, sold, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) except to the extent expressly provided for in the Plan and shall not be subject to execution, attachment or similar process.

7. Dilution and Other Adjustments.

     In the event of any change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, merger, consolidation, reorganization, combination or exchange of shares of Common Stock, or other similar corporate change, the Committee or the Board of Directors, as the case may be, shall make such adjustments as it, in its absolute discretion, deems equitable in the number of kind of shares of Common Stock authorized by the Plan and, with respect to outstanding shares of Common Stock covered by Stock Bonus Awards but not yet issued, in the number of kind of stock covered by Stock Bonus Awards made under the Plan.

8. Terminations and Amendment of the Plan.

     Unless sooner terminated, as hereinafter provided, this Plan shall terminate on August 5, 2014, and no Bonus Stock shall be granted hereunder after that date. The Board of Directors may terminate or amend this Plan at any time without notice, or make such modifications of this Plan as it shall deem advisable. No termination, amendment or modification of the Plan may adversely affect the rights of any party to whom a Bonus Stock Award has been made without such party's consent.

     In witness whereof, the Board of Directors of the Corporation has adopted this plan effective the 5th day of August 2004.

                                    BONSO ELECTRONICS INTERNATIONAL INC.


                                    By:
                                       -----------------------------------------
                                        Anthony So, Chairman of the Board,
                                        Chief Executive Officer and President

                      BONSO ELECTRONICS INTERNATIONAL INC.
                         ANNUAL MEETING OF SHAREHOLDERS
                                SETPEMBER 7, 2004
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned shareholder of Bonso Electronics International Inc., a British Virgin Islands corporation (the "Corporation"), acknowledges receipt of the Notice of Annual Meeting of Shareholders and Proxy Statement, dated August 5, 2004, and hereby appoints Anthony So and Henry F. Schlueter, or either of them, each with the power of substitution, as Attorneys and Proxies to represent and vote all shares of Common Stock of the Corporation which the undersigned would be entitled to vote at the Annual Meeting of Shareholders and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said Attorneys and Proxies may do or cause to be done by virtue thereof with respect to the following matters:

     1. Election of each of the following seven (7) persons to serve as directors of the Corporation until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified:

                Anthony So
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

                Kim Wah Chung
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

                Cathy Kit Teng Pang
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

                Woo Ping Fok
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

                John Stewart Jackson IV
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

                George O'Leary
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

                Henry F. Schlueter
                FOR  /___/                     WITHHOLD AUTHORITY FOR /___/

     2.   Approval and ratification of the Corporation's 2004 Stock Bonus Plan.

                FOR   [   ]            AGAINST   [   ]           ABSTAIN   [   ]

     3. Approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2005.

                  FOR  /___/           AGAINST  /___/            ABSTAIN  /___/

     4. To act upon such other matters as may properly come before the Meeting or any adjournments thereof.

This Proxy, when properly executed, will be voted as directed. If no direction is indicated, the Proxy will be voted (1) FOR the election of each of the nominees listed above to the Board of Directors; (2) FOR the approval and ratification of the 2004 Stock Bonus Plan; and (3) FOR the approval of the ratification of the selection of PricewaterhouseCoopers as the independent public accountants of the Corporation for the fiscal year ending March 31, 2005.

Dated:  _____________, 2004
                                                --------------------------------

                                                --------------------------------

                                     [LABEL]






Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope and mailed in the United States.

PLEASE SIGN, DATE AND MAIL THIS PROXY IMMEDIATELY IN THE ENCLOSED ENVELOPE. Please sign exactly as THE name appears on the label ATTACHED TO THIS PROXY. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized person. If a partnership, please sign in full partnership name by authorized person.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BONSO ELECTRONICS INTERNATIONAL, INC.
                                      (Registrant)



Date: August 17, 2004                 By: /s/  Henry F. Schlueter
      ---------------                    ---------------------------------------
                                               Henry F. Schlueter
                                               Assistant Secretary